LIQUIDPURE CORP.
                            23 Burnside Drive, Bay 3
                          Bragg Creek, Alberta T0L 0K0

                          Commission File No.: 0-31539
                            -------------------------

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                           --------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement (the "Information Statement") is being mailed on or about August 20, 2001, to the holders of record on August 17, 2001, of the shares of the common stock, $0.0001 par value (the "Common Stock") of Liquidpure Corp. (the "Company"). It is being furnished in connection with the election of a certain designee to the Board of Directors of the Company (the "Designee").

On August 15, 2001, the Company's affiliate shareholder, Amar Bahadoorsingh (the "Seller") and John Hromyk (the "Buyer"), entered into an Agreement for the Purchase of Common Stock (the "Agreement"). The Agreement provides for Buyer to acquire 6,500,000 shares of the Company's outstanding common stock held by the Seller at par value of $0.0001 (the "Transaction") in exchange for $650.00 cash.

The Company's board of directors and the Buyer has agreed to elect Mr. John Hromyk (the "Designee") to the Board of Directors of the Company when the Transaction closes (the "Closing"), effective on or about August 30, 2001. At the same time, Mr. Amar Bahadoorsingh has agreed to resign. The Closing of the Transaction is expected to occur on or about August 30, 2001. The Closing will result in a change of control. If the Transaction is not completed, no change in control will occur.

No action is required by the shareholders of the Company to conclude the Transaction or in connection with the appointment of the Designee to the Board and the resignation of Mr. Bahadoorsingh as the Company's sole director at the Closing. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being done at a meeting of the Company's shareholders.

The principal executive office of the Company is currently located at Suite 215
- 2438 Marine Drive, West Vancouver, BC V7V 1L2. Upon completion of the Transaction, the principal office of the Company will be located at 23 Burnside Drive, Bay 3, Bragg Creek, Alberta T0L 0K0.

COMMON STOCK

The shares of Common Stock are the only class of voting securities of the Company outstanding. They are each entitled to one vote. As of August 17, 2001, there were 10,568,200 shares of Common Stock outstanding. After the closing of the Transaction, there will be 10,568,200 shares of Common Stock outstanding.

RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEE

The Board of Directors of the Company currently consists of one (1) member. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. When the Transaction closes, the current director of the Company will resign and shall name the Designee to the Board as their successor. The Designee has agreed to act as a director.

The Designee may take office at any time following the Closing, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock, who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designee will thereafter constitute the Company's Board of Directors.

DESIGNEE

The following table sets forth the full name, present principal occupation or employment, five year employment history and certain other information concerning the Designee:

Name                       Age              Position

John Hromyk                41               Director, President

Mr. Hromyk will serve as a director and president of the Company.

Since May 1999, John Hromyk has been President of Banded Peak Venture Services Ltd., a business development and management-consulting firm located in Calgary, Alberta. For three years prior he was the Founder and President of Hillside Estate Winery Ltd. located in Penticton, British Columbia. From June 1985 to April 1996, Mr. Hromyk was the in-house or consulting Publisher of numerous regional and national periodicals. Mr. Hromyk has created and has provided strategic guidance to numerous companies over his business career. Educated in Vancouver, British Columbia, Mr. Hromyk studied biological sciences for three years at the University of British Columbia while completing a Diploma Program in Business Administration and Marketing.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers are set forth below.

(a)      Identity of our current director and executive officer.

Name                                Age              Position                   Director Since

Amar Bahadoorsingh                  31               President, Director        November 2000

(b)  Business experience of directors and executive officers.

Amar Bahadoorsingh has been the Company's President and a Director since November 2000. Mr. Bahadoorsingh was a Vice President of 9278 Communications, Inc. since June 2000 and a Director since December 1999. He was President from December 1999 to June 2000. Prior to the merger between iLink Telecom, Inc. and 9278 Distributors Inc., he was Chief Executive Officer, President, Secretary and


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

Director of iLink Telecom, Inc. beginning in February 1999. From August 1997 through December 1998 Mr. Bahadoorsingh was the Corporate Finance Director for Insync Securities Ltd. Before this he was President of ABDE Holdings Ltd. form April 1992 through July 1997. Mr. Bahadoorsingh holds a Masters of Business Administration degree from Queen's University in Ontario, Canada with a focus on management and marketing strategy.

Other than as set forth herein, there are no agreements or understandings for the Company's officers or directors to resign at the request of another person, and the Company's officers and directors are not acting on behalf of or will act at the discretion of any other person.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended July 31, 2001, the Board of Directors held no meetings and did not act by written consent.

Directors who are full-time employees of the Company receive no additional compensation for services as Directors. There are currently no Directors who are full-time employees of the Company. The Company has been advised that the Designee will not be a full-time employee of the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

                           Annual Compensation                           Long Term Compensation
 (a)                       (b)      (c)     (d)      (e)                 (f)              (g)
Name and                   Year     Salary  Bonus    Other               Restricted       Securities
Principal                           ($)     ($)      Annual              Stock            Underlying/
Position                                             Compensation        Awards           Options
                                                     ($)                 ($)              (#)

Brett Walker(1)            2000     $3,375           $700
President
Amar Bahadoorsingh(2)      2001
President

(1) Brett Walker held office of President of the Company from October 31, 1999 to November 3, 2000.

(2) Amar Bahadoorsingh was appointed President of the Company on November 3,
    2000.

Compensation of Directors

During the fiscal year ending July 31, 2001, other than as described herein, no other officer or director received any type of compensation from our Company for serving as such. No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

The Board of Directors has terminated all bonus or incentive plans, there are no plans currently in effect, nor are there presently any understandings in place concerning additional compensation to the Company's officers and directors.

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


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) the Common Stock of the Company beneficially owned as of August 17, 2001 by (i) owners of more than 5% of the Company's Common Stock and, (ii) all officers and directors of the Company individually and as a Group and (II) the Common Stock of the Company to be beneficially owned as of the date of the Closing by (i) owners of more than 5% of the Company's Common Stock and (ii) all officers and directors of the Company individually and as a Group.

I.       Prior to Closing of the Transaction:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

Name and Address                            Amount and Nature                   Percent of
of Beneficial Owner                         of Beneficial Owner                 Class

Amar Bahadoorsingh                          7,000,000                           66.2%
43 - 06 Main Street
Flushing, NY  11355

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

Name and Address                            Amount and Nature                   Percent of
of Beneficial Owner                         of Beneficial Owner                 Class
Amar Bahadoorsingh                          7,000,000                           66.2%
43 - 06 Main Street
Flushing, NY  11355

All Officers and Directors
as a Group (1 person).                      7,000,000                           66.2%

II.      Subsequent to Closing of the Transaction:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

Name and Address                            Amount and Nature                   Percent of
of Beneficial Owner                         of Beneficial Owner                 Class
John Hromyk                                 6,500,000                           61.5%
23 Burnside Drive, Bay 3
Bragg Creek, AB T0L 0K0

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

Name and Address                            Amount and Nature                   Percent of
of Beneficial Owner                         of Beneficial Owner                 Class
John Hromyk                                 6,500,000                           61.5%
23 Burnside Drive, Bay 3
Bragg Creek, AB T0L 0K0

All Officers and Directors
as a Group (1 person)                       6,500,000                           61.5%

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the best knowledge of the Company, no Reporting Person was delinquent with their Exchange Act Section 16(a) reporting requirements during the most recent fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the provisions of the Agreement, the Buyer is expected to acquire 6,500,000 out of the 10,568,200 shares of the Company's outstanding common stock from the Seller and therefore they will be deemed to control the Company. The Designee has advised the Company that it is his intention that, subsequent to the Transaction, the Company will engage in efforts to seek to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to employ the Company to become a reporting corporation under the Securities Exchange Act of 1934 ("Exchange Act"). Prior to such time, the Designee does not intend for the Company to engage in any substantive commercial business or other business operations. At this time, the Company cannot assure that this will occur as contemplated.

Other than with respect to this Transaction, during the last two years, no director or executive officer of the Company, any nominee to election as a director, or any person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000.

Dated: August 20, 2001

LIQUIDPURE CORP.


/s/Amar Bahadoorsingh
---------------------
Amar Bahadoorsingh
Director

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